EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Country of Incorporation

Active Power (Switzerland) AG	Switzerland

Active Power Solutions Limited	United Kingdom

Active Power (Germany) GmbH	Germany

Active Power (Italy) SrL	Italy

Active Power (Algeria) SARL	Algeria

Active Power (Japan) KK	Japan

Active Power (Hong Kong) Limited	Hong Kong

Active Power (Beijing) Co. Limited	China